Exhibit 99.1

September 23, 2021

VEDANTA LIMITED

ANNOUNCEMENT OF INTENTION TO DELIST AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE AND TERMINATE ITS AMERICAN DEPOSITARY SHARE PROGRAM

Vedanta Limited (“the “Company”; NYSE: VEDL) announces its intention to delist (“Delisting”) its American depositary shares (“ADSs”) representing its equity shares from the NYSE and to terminate its ADS program. The Company also intends to deregister such ADSs and the underlying equity shares and terminate the reporting obligations pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) upon satisfying the relevant criteria.

Upon delisting of its ADS program, the Company will concentrate all trading of its equity shares on the BSE Limited (“BSE”) and the National Stock Exchange of India Limited in India (“NSE”). The Company’s Board of Directors has taken into account the recent low trading volume of its ADSs on the NYSE and the associated costs of maintaining the listing and related obligations.

The Company intends to file a Form 25 with the SEC on or about October 29, 2021 to delist its ADSs from the NYSE. The Delisting is expected to become effective ten days thereafter, at which time the ADSs of the Company will no longer be listed for trading on the NYSE. Once the delisting has become effective and the criteria for deregistration have been satisfied, the Company intends to submit a Form 15F with the SEC to deregister the ADSs and the underlying equity shares pursuant to the Exchange Act. Thereafter, all the Company’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration with the SEC and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F with the SEC (“Form 15 Effective Date”). Before the Form 15F Effective Date and once the Form 15F is filed, the Company will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, https://www.vedantalimited.com/.

The Company further announces that it intends to terminate its ADS program and the corresponding deposit agreement pursuant to which the ADS program is maintained. In accordance with the deposit agreement, Citibank, N.A. will provide a notice of termination to all ADS holders containing the relevant information for ADS holders to take various suggested actions. The ADS program will terminate 31 days after Citibank, N.A. delivers formal notice of the termination of the deposit agreement to ADS holders. Any time after thirty days have elapsed following the termination of the deposit agreement (on or about November 8, 2021), which is expected to be on or about December 9, 2021, Citibank, N.A. may sell the equity shares of the Company underlying any ADSs that remain then-outstanding in accordance with the deposit agreement.

Following the distribution of the formal notice of termination of the deposit agreement, Holders of the Company’s ADSs will have at least 61 days to decide whether to retain their interest in the equity shares of the Company. At any time, on or prior to December 8, 2021, ADS holders may surrender their ADSs in exchange for the underlying ordinary shares of the Company. Please be advised that holders who surrender their ADSs (or the certificates evidencing such ADSs, if applicable) for cancellation will be able to take possession of the corresponding equity shares in book-entry form only and, as a result, they must have, or establish, a custodian or brokerage (demat) account in India to receive such equity shares prior to surrendering their ADSs to Citibank, N.A. for cancellation. Establishing such custodian or brokerage (demat) account may be subject to delay as a result of operational procedures and as the opening of such account may be subject to regulatory approvals in India. For more information on requirements and process of establishing a demat account, please visit the Company’s website at https://www.vedantalimited.com/.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

As soon as practicable on or after December 9, 2021, Citibank, N.A. may sell the equity shares underlying any ADSs that have not theretofore been surrendered in accordance with the deposit agreement. Citibank, N.A., shall thereafter hold un-invested the net proceeds of any such sale, for the pro-rata benefit of the holders of any such then-outstanding ADSs and promptly remit the net proceeds to such holders of ADSs through the payment mechanism of DTC. The ADS will be deemed cancelled and terminated from the date of the cancellation of the ADSs resulting from the sale of the underlying equity shares.

Please be advised that the proceeds from the sale of the equity shares by Citibank, N.A. will be subject to Indian withholding taxes of up to 43.68% in addition to all applicable fees, taxes and expenses in accordance with the deposit agreement. ADS holders should consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state and local, foreign and other tax consequences to them of the ownership and disposition of ADSs or equity shares. Holders of ADSs are encouraged to present their ADSs to Citibank, N.A. for cancellation on or before December 8, 2021. ADS holders who are subjected to withholding taxes on proceeds from the sale of their equity shares may be eligible to reclaim some or all taxes so withheld. Please note that neither Citibank, N.A., nor its local equity share custodian, Citibank, N.A. – Mumbai, will provide assistance in the tax reclaim process in connection with any such sale of equity shares or any other transaction contemplated herein. ADS holders are advised to consult a tax professional for assistance with respect to reclaiming any excess taxes withheld.

The Company reserves the right to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

Forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, of 1933, as amended, and Section 21E of the Securities Exchange Act, 1934, as amended. The forward looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements, Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20F dated July 19, 2021. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management’s analysis only as of the date of the exhibits to this Form 6K. In addition, you should carefully review the other information in our Annual Report and other documents filed with the United States Securities and Exchange Commission (the “SEC”) from time to time. Our filings with the SEC are available on the SEC’s website, www.sec.gov.

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394